GYMWISELY.COM

Purchase or use an unlimited fitness membership to buy partial memberships memberships elsewhere

GYMWISELY.COM NEW YORK

technology lifesty



I built GymWisely because I REALLY want to use it! I developed the concept while working out at a gym that was sub-par but convenient and wanted the option of using different clubs as well. My passion is for providing fitness membership diversification in an affordable way that also inspires Gyms and Studios to thrive and continue innovating.

Rick ANNICHIARICO Founder & CEO @ GYMWISELY.COM

Why you may want to support us...

1. HUGE Market
2. Amazing TEAM
3. Flexible, Unique Product
4. Solid, Growing Partnerships
5. No identical Competition
6. Extremely low risk for Gyms and Studios
7. Strong Growth Potential

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Rick ANNICHIARICO
Founder & CEO
Brokered numerous multi-billion deals as an investment banker for 9 years and helped to grow an e-commerce company by 15mm in revenue yoy.

Brian Weber
Co-Founder - Head of Sales
Jack of all trades - Raised money for a boutique fitness club, managed and grew the location and exited profitably after 4 years.

Kathy Margiasso
Client Success Manager
So many - Kathy is an amazing Personal Trainer, Sales Professional, Account Manager, Manager and 100% Genuine

Laura Glaser
Client Success Manager
Business leader, Sales and partnerships professional, Fitness guru.

Lauren Reilly
PR Lead
Many years in top tier PR firms with a side business in personal training and fitness.

Mike Reichman
Marketing Lead
18 years of e-commerce / SaaS marketing leadership - lead a campaign for a company that sold to a big player in the class based fitness industry.

Malina M Padgett
Social Media Consultant
Social Media and content professional, world traveler and campaign manager.

Why people love us

Rick is a capable and proficient entrepreneur who is eager to get things growing and moving in a growth oriented direction. We both have a mutual friend who is very successful who relies on Rick's abilities and perseverance in seeing things through. $20k is a small amount which will help to get Rick moving forward and I look forward to seeing his progress with gymwisely.com.

Christopher Chen
Friend

I have seen Rick's prospectus and it would work really well in areas where there are a lot of gyms, but each one different. He also seems to have a well developed business plan and should do well.
Richard HALPRIN Advisor $250

extremely thorough, resilient, and driven to grow companies and always cares about his team, clients and partners.
Brian Weber Advisor $100,000

See more on Buzz

Downloads

GymWisely Investor Deck - WeFunder.pdf

The GymWisely Experience

Founded in 2018 by Rick Annichiarico. The concept was born in 2016 while sitting on an incline machine at a local gym he didn't care for and was wishing for something better - more gym options, more gym amenities, more locations without paying for more full memberships. He set a reminder on his calendar to build a platform to accomplish this and set it to recur every Friday... Forever. Finally, his consulting firm had a break in activity, the calendar item popped up and GymWisely was set in motion

After crunching some numbers, sure that he had the ultimate formula that every gym and studio would love, he developed a bare bones MVP, took it out to investors, club owners and industry execs AND... no-one LOVED it. They liked it, but they were able to poke holes in the logic. So, he gathered the information, evaluated their concerns, developed a more perfect model and employed real developers to build it :).

This new version made sure to preserve the integrity of clubs current operations while at the same time, creating a beneficial advantage to active gym / studio users that wish to use the same 1-5 clubs every month.

So, the Gyms and Studios are in.... Nice! Then he set out to poll the user market and determine the group of people interested in adding a limited access plan to their workout. He was expecting to hear MAYBE 2.5% of people interested (~1.5mm people nationally) but it actually turned out to be MUCH higher with final polling showing interest from as much as 15% of the local market participants. This would be a huge windfall - the company would be earning many millions in Net Revenue per year at < 1% market participation (see deck) and anything above that, which is what our data predicts, would be an amazing victory for GymWisely.

Why do people like GymWisely?


Diversification
Routine
Lower Cost
Convenience


Rewards
Community

Who is interested in the GymWisely Platform?


The Adventurous
The Commuter
Those That Play
The Zen


The Bold
The Thrill Seeker
The Athlete
The Traveler


Those Seeking Trainers
The Open Gym Power Lifter
The Mold Breakers
The Goal Crushers

Now, we're ready to go!

There were no more holes, no more arguments he could not address and no more reasons for Gyms and Studios NOT to try them out. Next... He built an amazing team of people as passionate as he is(for which he counts his blessings daily) and went to work signing partners, improving the process, developing collateral, setting goals, adding collaborators, trimming the hedges, sweeping the floors, washing the windows... Well, you get it. They then identified niche markets that would be ideal for the first round of users from the overall HUGE market of current fitness club members...

Market Opportunity

2016

Region	Memberships	Revenue
National	58,000,000	$21,800,000,000
Global	131,700,000	$75,700,000,000

2018

Region	Memberships	Revenue
National	62,500,000	$32,300,000,000
Global	183,000,000	$94,000,000,000

This does not include boutique studios, hotel and corporate gym numbers

Now - We're ready to go!

They just need the spark to get their final touches on tech, invest in the marketing strategies they have ready to go and pay their vendors. They have investor interest (nothing guaranteed, but definite interest) once they hit certain mile markers, so they would love some help to get there! Check back frequently - Their marketing kicks off around Thanksgiving through New Years and updates will be shared here.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We sell partial fitness memberships (limited gym / club usage at reduced prices) to people that have at least 1 unlimited membership and we sell unlimited memberships to people seeking a multi-membership solution.

Where will your company be in 5 years?

We hope to be a leading a global fitness membership marketplace and want to be the first place people go to sign up for membership based fitness plans.

Why did you choose this idea?

I built GymWisely because I REALLY want to use it! I developed the concept while working out at a gym that was sub-par but convenient and wanted the option of using different clubs as well. My passion is for providing fitness membership diversification in an affordable way that also inspires Gyms and Studios to thrive and continue innovating.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

This is a great idea now because a) There is more fitness club diversity (boutiques) now than ever before b) the market is growing 25% yoy c) Fitness clubs are discouraged by options currently available d) Users save more money by joining a membership than by buying classes and e) routine is a healthy way to achieve fitness goals. This wasn't done a few years ago because the fitness revolution wasn't near the level it's at today, people were not as health conscious and no-one has married the club and user experience in a way that maximizes experience for both.

What is your proudest accomplishment?

Building this amazing team of industry veterans and fitness enthusiasts that are willing to dedicate their expertise for free to a company they believe in with all of their hearts. Truly humbling and amazing to be a part of.

How far along are you? What's your biggest obstacle?

We are just about to go live, but we are probably already live by the time you're reading this. We've got a number of partners & clients, we're starting to get bites from some bigger fish clients and momentum is on our side. Our biggest obstacle, of course: Development. We had used personal, family and friend money to develop with the lowest budget we could - and that was tough to manage, filled with cost overruns, time delays etc. Now, our biggest problem is going to be scaling our clients while adding members without overgrowing ourselves. We need to be satisfy our clients needs and pulling that together with a small team & no marketing budget will be tricky. We have a plan but would love some assistance :).

Who are your competitors? Who is the biggest threat?

ClassPass is the biggest threat I suppose but their model is completely different. Their are other competitors as well but no-one is a) doing partial memberships and b) pre-qualifying the market for our Partners.

What do you understand that your competitors don't?

We understand that Gyms and Studios prefer membership models, not lowering their prices, retaining members and accessing new markets. We also understand that the lowest cost / per class or visit is membership based.

How will you make money?

We make a percentage of the monthly memberships paid by our users on a recurring basis.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

I would say money for marketing and scaling are key. Having that should be the catalyst for success as we have the team, partners, product, market already.

What do you need the most help with?

Marketing, PR, Sales and of course. We have great talent in Marketing and Sales but we need to scale.

What would you do with the money you raise?

Marketing, Technology Tweaks and business operations.

I have further questions about GymWisely? Whats the best way to get in touch with the CEO?

You can email him at rick@GymWisely.com or call him directly at 347-327-2988 for questions on anything. Looking forward to connecting!